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             [LETTERHEAD OF JONES EDUCATION COMPANY APPEARS HERE]

                                 April 3, 1997



VIA EDGAR AND FACSIMILE


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  David Lynn, Esq.

                Re:    Jones Education Company
                       Withdrawal of Registration Statement on Form S-1 File No. 333-11135

Ladies and Gentlemen:

             Jones Education Company (the "Company") filed a Registration Statement on Form S-1 (File No. 333-11135) with the Securities and Exchange Commission (the "Commission") on August 30, 1996 in connection with a proposed initial public offering of its Class A Common Stock. The Form S-1 was subsequently amended on October 4, 1996 and again on December 20, 1996.

             The Company hereby requests that the Commission withdraw the Form S-1 from registration. The Company believes that, due to market conditions, it will not be advisable for the Company to proceed with an initial public offering of its securities in the near future.

             If you have any questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at 303/784-8400 or Tony Jeffries of Davis, Graham & Stubbs LLP, our legal counsel, at 303/892-7336.

                                         Sincerely,

                                         /s/ Wallace W. Griffin
                                         President

cc:  Steven Brown
     Nasdaq National Market